Exhibit 1
FOR IMMEDIATE RELEASE
February 20, 2006
Contact Information:
Nissin Co., Ltd.
Hitoshi Higaki
Senior Managing Director
Tel: (TOKYO) +81-3-3348-2424
E-mail:Info-ir@nissin-f.co.jp
Announcement of Changes in Directors
Nissin Co., Ltd. hereby announces changes in the titles of two members of its Board of Directors as of February 20, 2006, pursuant to a resolution adopted by the Board of Directors at its meeting held today.

New Title	Name	Current Title
Senior Managing Director & Executive Officer	Hitoshi Higaki	Senior Managing Director & Executive Officer (General Manager Internal Control Dept.)

Managing Director & Executive Officer (General Manager Operations Control Div.)	Akihiro Nojiri	Managing Director & Executive Officer (General Manager Operations Control Div. and Finance Dept.)